BP 9/16

PW

Mail Processing SEC



10032129

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

ANNUAL AUDITED REPORT
FORM X-17A-5
PART III

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OMB Number:	3235-0123
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SEC FILE NUMBER
8- 67749

FACING PAGE
Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING 6-1-09 (MM/DD/YY) AND ENDING 5-31-10 (MM/DD/YY)

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER: OEM Capital Corp.

OFFICIAL USE ONLY
FIRM I.D. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

2507 Post Road
(No. and Street)

Southport	CT	06890
(City)	(State)	(Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT

Ronald Klammer, President — 203-254-0200 x102
(Area Code – Telephone Number)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

John M. Rolleri, CPA, CFE - Michael J. Knight & Company, CPAs
(Name – *if individual, state last, first, middle name*)

116 Sherman Street	Fairfield	CT	06824
(Address)	(City)	(State)	(Zip Code)

CHECK ONE:

- ☒ Certified Public Accountant
- ☐ Public Accountant
- ☐ Accountant not resident in United States or any of its possessions.

SECURITIES AND EXCHANGE COMMISSION
RECEIVED
SEP 1 4 2010
BRANCH OF REGISTRATIONS AND EXAMINATIONS
04

FOR OFFICIAL USE ONLY

**Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See Section 240.17a-5(e)(2)*

SEC 1410 (06-02)

Potential persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.

PW

OATH OR AFFIRMATION

I, Ronald Klammer, swear (or affirm) that, to the best of my knowledge and belief the accompanying financial statement and supporting schedules pertaining to the firm of OEM Capital Corp., as of May 31, 20 10, are true and correct. I further swear (or affirm) that neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified solely as that of a customer, except as follows:



Signature

President
Title

Janelle C. Kandrach
Notary Public
State of Connecticut
Commission Expires 2/28/2012



Notary Public



This report ** contains (check all applicable boxes):

- ☒ (a) Facing Page.
- ☒ (b) Statement of Financial Condition.
- ☒ (c) Statement of Income (Loss).
- ☒ (d) Statement of Changes in Financial Condition.
- ☒ (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietors' Capital.
- ☐ (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
- ☒ (g) Computation of Net Capital.
- ☐ (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
- ☐ (i) Information Relating to the Possession or Control Requirements Under Rule 15c3-3.
- ☐ (j) A Reconciliation, including appropriate explanation of the Computation of Net Capital Under Rule 15c3-1 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
- ☐ (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
- ☒ (l) An Oath or Affirmation.
- ☒ (m) A copy of the SIPC Supplemental Report.
- ☐ (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.

***For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).*

OEM Capital Corp.

Table of Contents



116 Sherman Street. P.O. Box 139
Fairfield, Connecticut 06824
Tel.: (203)259-CPAS (2727)
Fax: (203) 256-CPAS (2727)
Toll Free: 1-888-MJKCPAS (655-2727)
www.mjkcpas.com

Michael J. Knight, CPA, CVA, CFE, ABV
John M. Rolleri, CPA, CFE
Ryan C. Sheppard, CPA, CFF

REPORT OF INDEPENDENT AUDITOR

To the Shareholder of
OEM Capital Corp.

We have audited the accompanying statements of financial condition of OEM Capital Corp. as of May 31, 2010 and 2009 and the related statements of income and changes in shareholder's equity and cash flows for the years then ended that you are filing pursuant to Rule 17a-5 under the Securities and Exchange Act of 1934. These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audits.

We conducted our audits in accordance with auditing standards generally accepted in the United States of America. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes consideration of internal control over financial reporting as a basis for designing audit procedures that are appropriate in the circumstances, but not for the purpose of expressing an opinion on the effectiveness of the Company's internal control. Accordingly, we express no such opinion. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements, assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the financial position of the OEM Capital Corp. as of May 31, 2010 and 2009, and the results of its operation and its cash flows for the years then ended in conformity with accounting principles generally accepted in the United States of America.

Our audits were conducted for the purpose of forming an opinion on the basic financial statements taken as a whole. The information contained in Schedule I and II is presented for purposes of additional analysis and is not a required part of the basic financial statements, but is supplementary information required by Rules 15(c)3-1 and 17a-5(d)(4) under the Securities Exchange Act of 1934. Such information has been subjected to the auditing procedures applied in the audits of the basic financial statements and, in our opinion, is fairly stated in all material respects in relation to the basic financial statements taken as a whole.

Michael J. Knight & Co.

Michael J. Knight & Company, CPAs
Fairfield, Connecticut
July 6, 2010

OEM Capital Corp.
Statements of Financial Condition
May 31, 2010

	2010	2009
Assets		
Current assets		
Cash and equivalents	$ 80,538	18,878
Accounts receivable	43,648	15,000
Marketable securities	15,000	-
Prepaid expenses	4,010	3,949
Total current assets	143,196	37,827
Property and equipment		
Electronic data processing equipment	40,520	40,520
Furniture and fixtures	6,475	3,800
Accumulated depreciation	(44,279)	(43,474)
Net property and equipment	2,716	846
Other assets		
Deferred tax asset	7,306	13,493
Related party receivable	58,656	35,000
Security deposit	15,679	15,679
Total other assets	81,641	64,172
Total assets	$ 227,553	$ 102,845
Liabilities and Shareholder's Equity		
Current liabilities		
Accounts payable	$ 8,753	$ 7,657
Accrued liabilities	18,257	13,181
Deferred rent	-	2,650
Franchise tax payable	250	250
Total current liabilities	27,260	23,738
Other liabilities		
Deferred rent	-	13,249
Total other liabilities	-	13,249
Total liabilities	27,260	36,987
Shareholder's Equity		
Common stock, $1.00 par, 1,000 authorized, issued and outstanding	1,000	1,000
Retained earnings	199,293	64,858
Total shareholder's equity	200,293	65,858
Total liabilities and shareholder's equity	$ 227,553	$ 102,845

See report of independent auditor and notes to financial statements.

OEM Capital Corp.
Statements of Income and Changes in Shareholder's Equity
For the Years Ended May 31, 2010 and 2009

	2010	2009
Fee revenue and reimbursed expenses	$ 763,420	$ 666,822
Operating expenses		
Advertising	10,036	9,653
Bad debts	30,000	72,869
Compliance	30,180	23,405
Conferences and meetings	100	450
Depreciation	805	423
Employee benefits	42,746	32,203
Fees paid	228,182	344,614
Franchise tax	250	250
Insurance	2,834	1,353
Interest	344	1
Meals and entertainment	1,338	979
Miscellaneous	59,895	60,384
Office	(52)	4,132
Payroll taxes	5,784	6,655
Postage and shipping	1,881	2,160
Printing and publication	36,204	31,226
Professional fees	17,949	14,280
Rent	67,400	87,971
Rental and maintenance of equipment	818	1,899
Salaries	50,360	65,345
Supplies	5,032	2,016
Telephone	17,436	14,737
Travel	3,024	5,780
Utilities	12,609	11,039
Total operating expenses	625,155	793,824
Income (loss) from operations	138,265	(127,002)
Other income		
Interest income	2,357	2,123
Other income	-	104
Total other income	2,357	2,227

See report of independent auditor and notes to financial statements.

OEM Capital Corp.
Statements of Income and Changes in Shareholder's Equity
For the Years Ended May 31, 2010 and 2009

	2010	2009
Net income (loss) before taxes	140,622	(124,775)
Tax provision		
Deferred tax provision	6,187	913
Total tax provision	6,187	913
Net income (loss) after taxes	134,435	(125,688)
Beginning retained earnings	64,858	190,546
Ending retained earnings	$ 199,293	$ 64,858

See report of independent auditor and notes to financial statements.

OEM Capital Corp.
Statements of Cash Flows
For the Years Ended May 31, 2010 and 2009

	2010	2009
Cash flows from operating activities:		
Net income (loss)	$ 134,435	$ (125,688)
Adjustments to reconcile change in net income (loss) to net cash provided by operating activities:		
Deferred tax provision	6,187	913
Depreciation	805	423
(Increase) decrease in accounts receivable	(28,648)	59,325
(Increase) decrease in prepaid expenses	(61)	(3,949)
Increase (decrease) in accounts payable	1,096	(4,754)
Increase (decrease) in accrued liabilities	5,076	(40,693)
Increase (decrease) in deferred rent	(15,899)	-
Total adjustments	(31,444)	11,265
Net cash provided (used) by operating activities	102,991	(114,423)
Cash flows from investing activities:		
Acquisition of property and equipment	(2,675)	(1,269)
Proceeds of note receivable	-	162,369
Investment in marketable security	(15,000)	-
Net cash provided (used) by investing activities	(17,675)	161,100
Cash flows from financing activities:		
Advances from shareholder	210,900	83,700
Advances to shareholder	(234,556)	(117,700)
Payments on installment debt	-	(3,893)
Net cash used by financing activities	(23,656)	(37,893)
Net increase in cash and cash equivalents	61,660	8,784
Beginning cash and cash equivalents	18,878	10,094
Ending cash and cash equivalents	$ 80,538	$ 18,878

Supplemental Disclosures

	2010	2009
Interest paid	$ 344	$ 1

See report of independent auditor and notes to financial statements.

NOTE 1 – ORGANIZATION AND NATURE OF BUSINESS

OEM Capital Corp. (the "Company") is a registered broker-dealer with the Securities and Exchange Commission (SEC) and a member of the Financial Industry Regulatory Authority, Inc. (FINRA). The Company provides investment banking expertise to issuers in the technology and electronics industries. The Company received its FINRA approval for membership on June 1, 2008. The Company is exempt from Rule 15c3-3 of the SEC under paragraph (k)(2)(i) of that rule.

NOTE 2 – SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

Basis of accounting - The Company maintains its books and records on the accrual basis of accounting for financial reporting purposes, which is in accordance with U.S. generally accepted accounting principles and is required by the SEC and FINRA.

Cash and equivalents – For the purposes of the statement of cash flows, the Company considers cash in banks and all highly liquid debt instruments with maturity of three months or less to be cash equivalents. The Company maintains its cash in bank deposit accounts, which, at times, may exceed federally insured limits. The Company has not experienced any losses in such accounts. The Company believes it is not exposed to any significant credit risk on cash.

Revenue recognition – Revenues from investment banking services are recognized when the transaction closes. Non-refundable retainers are recognized as revenue in accordance with the terms of the contract and are applied against transaction fees upon closing, if applicable.

Use of accounting estimates - The preparation of financial statements in conformity with generally accepted accounting principles requires management to make estimates and assumptions that affect the reported amounts of certain assets and liabilities and disclosures. Accordingly, the actual amounts could differ from those estimates. Any adjustments applied to the estimated amounts are recognized in the year in which such adjustments are determined.

Accounts receivable - Accounts receivables are carried at cost or have been written down to net realizable value. No allowance for uncollectable accounts is required at May 31, 2010 and 2009. Management evaluates each receivable on a case-by-case basis for collectability and they write the receivable down to net realizable value.

Marketable securities – The Company carries its positions in marketable securities at fair value.

Property and equipment - Property and equipment are stated at cost. Depreciation is computed using the straight-line method over the estimated useful lives of the assets. Asset lives are three to seven years. The Company follows the policy of capitalizing all major additions, renewals and betterments. Minor replacements, maintenance, and repairs are expensed currently.

Advertising – The Company policy is to expense advertising as incurred.

Income taxes – Income taxes are provided for the tax effects of transactions reported in the financial statements and consist of taxes currently due, plus deferred taxes. Deferred taxes are recognized for differences between the basis of assets and liabilities for financial statement and income tax purposes. The deferred tax assets and liabilities represent the future tax return consequences of those differences, which will be either taxable or deductible when the assets and liabilities are recovered or settled.

The Company has adopted FASB Accounting Standards Codification 740 for accounting for uncertain tax positions. The standard prescribes how an entity should measure, recognize, present and disclose positions that it has taken or expects to take on its income tax returns. The Company regularly reviews and evaluates its tax positions taken in previously filed information returns and as reflected in its financial

statements and believes that in the event of an examination by taxing authorities, its positions would prevail based upon the technical merits of such positions. Therefore, the Company has concluded that no tax benefits or liabilities are required to be recognized

NOTE 3 - MARKETABLE SECURITIES

The Company carries it investment in marketable securities at fair value using valuations from publicly quoted sources for investment securities or level 1 observable inputs as defined under Statement on Financial Accounting Codification 820. As of May 31, 2010 the Company held a single position in a technology company.

NOTE 4 – ACCRUED LIABILITIES

Included in accrued liabilities is a reserve for a fee payable of $7,500. The fee is based upon 50% of the share value ultimately received from the sale of marketable securities (Note 3) and is not based upon a fixed amount.

NOTE 5 - LINE OF CREDIT

The Company has available a line of credit for $15,000. The line of credit carries an interest rate of 9.25%. As of May 31, 2010 there is no outstanding balance on the line. The line is personally guaranteed by the president of the Company.

NOTE 6 –LEASE COMMITMENTS

The Company leases office space under non-cancellable lease arrangement which expires May 31, 2012. The future minimum lease payments under operating lease arrangements at May 31, 2010 are as follows:

For the year ended	
2011	$ 79,500
2012	79,500
2013	-
2014	-
2015	-
Thereafter	-
	$ 159,000

Lease expense for the year ended May 31, 2010 was $67,400. Upon the renegotiation of the lease in early fiscal 2010, deferred rent from various escalation clauses were reversed as the revised leased was executed with no such clauses. The impact of the reversal decreased lease expense by $15,016.

NOTE 7 – INCOME TAXES

The Company records its state and federal tax liability in accordance with FASB Accounting Standards Codification 740. Deferred tax assets are recorded for temporary differences between the recognition of income and expense for tax and financial reporting purposes, using current tax rates.

The net deferred tax asset in the accompanying balance sheet at May 31, 2010 includes the following items:

Deferred tax asset	$	12,177
Deferred tax liability		-
Valuation allowance		(4,871)
Net deferred tax asset	$	7,306

Deferred taxes are primarily related to a net operating loss carry forward and the impact of reporting income taxes on the cash basis of accounting. A valuation allowance has been provided against the reserve since it is not certain that utilization of the loss carry forward will be used inasmuch as the Company is closely held. The components of income tax expense (benefit) related to continuing operations at May 31, 2010 are as follows:

Federal		
Current provision	$	-
Deferred provision		4,145
Total federal provision		4,145
State of Connecticut		
Current provision		-
Deferred provision		2,042
Total state provision		2,042
Total tax provision	$	6,187

NOTE 8 – RELATED PARTY TRANSACTIONS

The Company has an advance receivable of $58,656 to another company owned by the Company's shareholder. It carries an interest of 5% on the average balance calculated on an annual basis. There are no specific repayment terms for the advance receivable. The Company paid management fees and expenses to this related company of $90,560 for the year ended May 31, 2010.

The shareholder of the Company personally guarantees the office lease (Note 6) and line of credit (Note 5).

NOTE 9 – CONCENTRATIONS

The Company has several contracts with clients that generate more than 10% of total annual revenues.

The Company operates in the technology and electronics industries.

NOTE 10 – NET CAPITAL REQUIREMENT

The Company is subject to the SEC Uniform Net Capital Rule (Rule 15c3-1), which requires the maintenance of net capital and requires that the ratio of aggregate indebtedness to net capital, both as defined, shall not exceed 15 to 1. Rule 15c3-1 also provides that equity capital may not be withdrawn or cash dividends paid if the resulting net capital; ratio would exceed 10 to 1. At May 31, 2010, the Company had net capital of $66,027, which was $61,027 in excess of its required net capital of $5,000. The Company's ratio of indebtedness to net capital was 41 to 1.

NOTE 11 – SUBSEQUENT EVENTS

In accordance with FASB Accounting Standards Codification 855, Subsequent Events, the Company has evaluated subsequent events to the Statement of Financial Position date of May 31, 2010 through July 20, 2010, which is the date the financial statements were issued. Management has determined that there are no subsequent events that require disclosure.

OEM Capital Corp.
Computation of Net Capital Under Rule 15c3-1 of the
Securities and Exchange Commission
For the Year Ended May 31, 2010
Schedule I

Net Capital	
Total shareholder's equity	$200,293
Deduct shareholder's equity not allowable for net capital	-
Total shareholder's equity qualified for net capital	200,293
Additions/other credits:	-
Total shareholder's equity and allowable subordinated liabilities	200,293
Deductions/other charges:	
CRD account	493
Portion of accounts receivable deemed unallowable	43,648
Prepaid expenses	3,518
Net property and equipment	2,716
Deferred tax asset	7,306
Related party receivable	58,656
Security deposit	15,679
Total deductions/other charges	132,016
Tentative net capital	68,277
Haircuts on securities	(2,250)
Net capital	$ 66,027
Aggregate indebtedness	
Accounts payable and accrued expenses	$ 27,260
Total aggregate indebtedness	$ 27,260
Computation of basic net capital requirement	
Minimum net capital required	$ 5,000
Excess net capital	$ 61,027
Ratio: Aggregate indebtedness to net capital	41%

See report of independent auditor.

OEM Capital Corp.
Reconciliation of Net Capital from Quarterly Focus - Rule 17a-5(d)(4) of the Securities and Exchange Commission to Annual Audited Financial Statements
For the Year Ended May 31, 2010
Schedule II

Net Capital as reported on 4th Quarter Focus	$ 80,714
Adjustments from 4th Quarter Focus to Annual Audit	
Accrued audit fee	(8,500)
Accrued franchise tax payable	(250)
Accrued expenses	(4,776)
Payroll accrual	(1,169)
Other adjustment	8
Total adjustments	(14,687)
Revised Net Capital as reported in the Annual Audit	$ 66,027

See report of independent auditor.



116 Sherman Street, P.O. Box 139
Fairfield, Connecticut 06824
Tel.: (203)259-CPAS (2727)
Fax: (203) 256-CPAS (2727)
Toll Free: 1-888-MJKCPAS (655-2727)
www.mjkcpas.com

Michael J. Knight, CPA, CVA, CFE, ABV
John M. Rolleri, CPA, CFE
Ryan C. Sheppard, CPA, CFF

To the Shareholder of
OEM Capital Corp.

In planning and performing our audit of the financial statements of OEM Capital Corp. (the Company), as of and for the year ended May 31, 2010 in accordance with auditing standards generally accepted in the United States of America, we considered the Company's internal control over financial reporting (internal control) as a basis for designing our auditing procedures for the purpose of expressing our opinion on the financial statements, but not for the purpose of expressing an opinion on the effectiveness of the Company's internal control. Accordingly, we do not express an opinion on the effectiveness of the Company's internal control.

Also, as required by rule 17a-5(g)(1) of the Securities and Exchange Commission (SEC), we have made a study of the practices and procedures followed by the Company including consideration of control activities for safeguarding securities. This study included tests of such practices and procedures that we considered relevant to the objectives stated in rule 17a-5(g) in making the periodic computations of aggregate indebtedness (or aggregate debits) and net capital under rule 17a-3(a)(11) and for determining compliance with the exemptive provisions of rule 15c3-3. Because the Company does not carry securities accounts for customers or perform custodial functions relating to customer securities, we did not review the practices and procedures followed by the Company in any of the following:

1. Making quarterly securities examinations, counts, verifications, and comparisons and recordation of differences required by rule 17a-13

2. Complying with the requirements for prompt payment for securities under Section 8 of Federal Reserve Regulation T of the Board of Governors of the Federal Reserve System

The management of the Company is responsible for establishing and maintaining internal control and the practices and procedures referred to in the preceding paragraph. In fulfilling this responsibility, estimates and judgments by management are required to assess the expected benefits and related costs of controls and of the practices and procedures referred to in the preceding paragraph and to assess whether those practices and procedures can be expected to achieve the SEC's above-mentioned objectives. Two of the objectives of internal control and the practices and procedures are to provide management with reasonable but not absolute assurance that assets for which the Company has responsibility are safeguarded against loss from

unauthorized use or disposition and that transactions are executed in accordance with management's authorization and recorded properly to permit the preparation of financial statements in conformity with generally accepted accounting principles. Rule 17a-5(g) lists additional objectives of the practices and procedures listed in the preceding paragraph.

Because of inherent limitations in internal control and the practices and procedures referred to above, error or fraud may occur and not be detected. Also, projection of any evaluation of them to future periods is subject to the risk that they may become inadequate because of changes in conditions or that the effectiveness of their design and operation may deteriorate.

A control deficiency exists when the design or operation of a control does not allow management or employees, in the normal course of performing their assigned functions, to prevent or detect misstatements on a timely basis. A significant deficiency is a control deficiency, or combination of control deficiencies, that adversely affects the entity's ability to initiate, authorize, record, process, or report financial data reliably in accordance with generally accepted accounting principles such that there is more than a remote likelihood that a misstatement of the entity's financial statements that is more than inconsequential will not be prevented or detected by the entity's internal control.

A material weakness is a significant deficiency, or combination of significant deficiencies, that results in more than a remote likelihood that a material misstatement of the financial statements will not be prevented or detected by the entity's internal control.

Our consideration of internal control was for the limited purpose described in the first and second paragraphs and would not necessarily identify all deficiencies in internal control that might be material weaknesses. We did not identify any deficiencies in internal control and control activities for safeguarding securities that we consider to be material weaknesses, as defined above.

We understand that practices and procedures that accomplish the objectives referred to in the second paragraph of this report are considered by the SEC to be adequate for its purposes in accordance with the Securities Exchange Act of 1934 and related regulations, and that practices and procedures that do not accomplish such objectives in all material respects indicate a material inadequacy for such purposes. Based on this understanding and on our study, we believe that the Company's practices and procedures, as described in the second paragraph of this report, were adequate at May 31, 2010, to meet the SEC's objectives.

This report is intended solely for the information and use of the Board of Directors, management, the SEC, FINRA, and other regulatory agencies that rely on rule 17a-5(g) under the Securities Exchange Act of 1934 in their regulation of registered brokers and dealers, and is not intended to be and should not be used by anyone other than these specified parties.

Michael J. Knight & Co.

Michael J. Knight & Company, CPAs
July 6, 2010



116 Sherman Street, P.O. Box 139
Fairfield, Connecticut 06824
Tel.: (203)259-CPAS (2727)
Fax: (203) 256-CPAS (2727)
Toll Free: 1-888-MJKCPAS (655-2727)
www.mjkcpas.com

Michael J. Knight, CPA, CVA, CFE, ABV
John M. Rolleri, CPA, CFE
Ryan C. Sheppard, CPA, CFF

To the Shareholder of

OEM Capital Corp.

In accordance with Rule 17a-5(e)(4) under the Securities Exchange Act of 1934, we have performed the procedures enumerated below with respect to the accompanying Schedule of Assessment and Payments [Transitional Assessment Reconciliation (Form SIPC-7T)] to the Securities Investor Protection Corporation (SIPC) for the year ended May 31, 2010, which were agreed to by OEM Capital Corp. and the Securities and Exchange Commission, Financial Industry Regulatory Authority, Inc., and SIPC, solely to assist you and the other specified parties in evaluating OEM Capital Corp.'s compliance with the applicable instructions of the Transitional Assessment Reconciliation (Form SIPC-7T). OEM Capital Corp.'s management is responsible for the OEM Capital Corp.'s compliance with those requirements. This agreed-upon procedures engagement was conducted in accordance with attestation standards established by the American Institute of Certified Public Accountants. The sufficiency of these procedures is solely the responsibility of those parties specified in this report. Consequently, we make no representation regarding the sufficiency of the procedures described below either for the purpose for which this report has been requested or for any other purpose. The procedures we performed and our findings are as follows:

1. Compared the listed assessment payments in Form S1PC-7T with respective cash disbursement records entries noting no differences;
2. Compared the amounts reported on the audited Form X-1 7A-5 for the year ended May 31, 2010, as applicable, with the amounts reported in Form SIPC-7T for the year ended May 31, 2010, noting no differences;
3. Compared any adjustments reported in Form SIPC-7T with supporting schedules and working papers noting no differences;
4. Proved the arithmetical accuracy of the calculations reflected in Form SIPC-7T and in the related schedules and working papers supporting the adjustments noting no differences; and
5. Compared the amount of any overpayment applied to the current assessment with the Form SIPC-7T on which it was originally computed noting no differences.

We were not engaged to, and did not conduct an examination, the objective of which would be the expression of an opinion on compliance. Accordingly, we do not express such an opinion. Had we performed additional procedures, other matters might have come to our attention that would have been reported to you.

This report is intended solely for the information and use of the specified parties listed above and is not intended to be and should not be used by anyone other than these specified parties.

Michael J. Knight & Co.

Michael J. Knight & Company, CPAs
July 6, 2010

OEM Capital Corp..
Determination of SIPC Net Operating Revenues
and General Assessment
For the Period Ended May 31, 2010

Schedule of Assessment Payments

General Assessment		1,881.05
Payments Made:		
Date Paid:		
12/28/09	782.00	(782.00)
Interest on late payment(s)		-
Total assessment balance and interest due		$ 1,099.05
Payment made with Form SIPC 7T		$ 1,099.05

See accountants' report on SIPC supplemental report.

OEM Capital Corp..
Determination of SIPC Net Operating Revenues
and General Assessment
For the Period Ended Mav 31, 2010

Schedule of Assessment Payments

Total revenues	$ 765,776.83
Additions:	
None	-
Deductions:	
Interest income	(2,357.00)
Commissions paid to broker/dealers	(11,000.00)
SIPC net operating revenues	$ 752,419.83
General assessment	$ 1,881.05

See accountants' report on SIPC supplemental report.